Exhibit 99.2
DDi Corp.
Shares of Common Stock
Offered Pursuant to Rights
Distributed to Holders of
Common Stock of
DDi Corp.
                    , 2005
To Securities Dealers, Commercial Banks,
     Trust Companies and Other Nominees:
      This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by DDi Corp. (the “Company”) of shares of its Common Stock (as such term is defined below), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record (collectively, the “Recordholders”) of shares of its common stock, par value $0.001 per share (the “Common Stock”), at the close of business on                     , 2005 (the “Record Date”). The Rights are described in the Company’s prospectus dated                     , 2005 (the “Prospectus”).
      In the Rights Offering, the Company is offering an aggregate of                      shares of its Common Stock, as described in the Prospectus.
      The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on                     , 2005, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).
      Each subscription right will entitle you to purchase a number of shares of Common Stock equal to $75 million, divided by the Subscription Price, divided by                     , the number of shares of common stock outstanding on the Record Date (the “Subscription Right”), which number of shares may be subject to reduction if holders of our Series B Preferred Stock convert any of their shares into Common Stock prior to the expiration of the Rights Offering. To the extent any holder of our Series B Preferred Stock does so convert their shares into Common Stock prior to the expiration of the Rights Offering, the number of shares for which each Subscription Right will be exercisable shall be reduced by an amount determined by multiplying the number of shares each Subscription Right was exercisable for on the date the rights offering was commenced by a fraction, (x) the numerator of which shall be the number of shares of our Common Stock outstanding on the record date for the Rights Offering and (y) the denominator of which shall be the sum of the number of shares of our Common Stock outstanding on the record date for the Rights Offering plus the number of shares of our Common Stock issued by us with respect to all conversions of our Series B Preferred Stock for the period beginning immediately after the record date for the Rights Offering and ending on the expiration date of the Rights Offering. If the number of shares of our Common Stock that you can choose to purchase is so reduced, a proportionate amount of your money will be refunded promptly after the closing of the Rights Offering.. The Subscription Price for the subscription rights will equal $           per share.
      Each of Caiman Partners, L.P., Contrarian Turnaround Equities, LLC, Greywolf Capital Partners II LP, QVT Fund LP, Sankaty Credit Opportunities, L.P., Sankaty High Yield Asset Partners, L.P., Sankaty High Yield Partners II, L.P., Sankaty High Yield Partners III, L.P. and Sankaty Prospect Credit Partners, L.P., whom, as of August 12, 2005, collectively beneficially owned approximately 15.4% of our Common Stock on an as converted basis, has agreed to act as a standby purchaser in the Rights Offering and will purchase any and all shares not subscribed for by other stockholders.
      The Rights are evidenced by a non-transferable Rights certificate (a “Rights Certificate”) registered in your name or the name of your nominee. Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner as of the close of business on the Record Date.
      We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.
      All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.
      Enclosed are copies of the following documents:

1. Prospectus;

2. A form of letter that may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee, with an attached form of instruction; and

3. A return envelope addressed to Mellon Bank, N.A., the Subscription Agent.
      Your prompt action is requested. To exercise Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each share of Common Stock subscribed for, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price prior to 5:00 p.m., New York City time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire and will be null and void.
[Remainder of page intentionally left blank]

      Additional copies of the enclosed materials may be obtained from the Subscription Agent. The Subscription Agent’s telephone number is (866) 340-1581.

Very truly yours,

DDi CORP.
Nothing in this prospectus or in the enclosed documents shall constitute you or any person as an agent of DDi Corp., the Subscription Agent or any other person making or deemed to be making offers of the securities issuable upon valid exercise of the rights, or authorize you or any other person to make any statements on behalf of any of them with respect to the offering except for statements made in the prospectus.

3